Exhibit (a)(5)(i)

SMG Announces Tender Offer for its Shares

NEW YORK, October 30, 2014 (GLOBE NEWSWIRE), — SMG Indium Resources Ltd. (the “Company” or “SMG”) (OTCBB: SMGI), today announced that it is offering to purchase up to $16,094,842.78 of shares of its common stock in a self-tender offer for $2.41 per share.

“We believe that the offer is a prudent use of our financial resources given our business profile and assets, the current market price of the shares and our current and anticipated cash requirements, and is an effective way to return capital to our stockholders,” said Alan C. Benjamin, Chief Executive Officer of SMG.

SMG plans to use cash on hand to pay for shares purchased under the tender offer. As of October 29, 2014, there were 8,561,997 shares of the Company’s common stock issued and outstanding.

Tendered shares will be acquired for cash, with no interest payable. The Company will purchase shares of common stock in the tender offer up to an aggregate purchase price of $16,094,842.78 at a fixed price per share equal to $2.41. If, based on the purchase price, shares of common stock having an aggregate purchase price of more than $16,094,842.78 are properly tendered and not properly withdrawn, we will purchase all shares of common stock tendered on a pro rata basis, except for “odd lots” (of less than 100 shares), which we will purchase on a priority basis.

The offer is not conditioned on any minimum number of shares being tendered. The Company has been informed by its directors, officers and largest stockholders that they intend to tender all of their shares in the offer. The scheduled expiration date for the offer is December 1, 2014, but it can be extended at the Company’s discretion.

The immediate goal of the tender offer is to return capital to our stockholders. We have begun evaluating potential strategic options including the merger with, or acquisition of, a new line of business or the sale or full liquidation of the Company, although there can be no assurance that we will be successful or that we will reach an agreement on terms that are favorable to the Company. There are no transactions currently being considered by the Company. Assuming we successfully repurchase the maximum of 6,678,358 shares in the proposed tender offer transaction, we expect to have approximately $4.0 million to $4.5 million in cash as of December 31, 2014 to pursue strategic options. We expect to expend approximately $0.4 million per annum to remain a fully reporting publicly traded Company in 2015 and 2016. In addition, because the purchase of shares pursuant to the Offer will reduce the number of outstanding shares, the offer will be accretive to any future earnings per share that we may record, although there can be no assurance of such earnings. Following completion or termination of the offer, we will continue to explore strategic alternatives and we may make additional repurchases of shares, either in the open market, through public or privately-negotiated transactions, in additional tender offers, or otherwise, which additional purchases may be on the same terms or terms that are more favorable or less favorable to stockholders than the terms of the offer.

Important Additional Information for Stockholders

The tender offer, which has not yet commenced, will be made for up to $16,094,842.78 of shares of SMG’s common stock in a self-tender offer for $2.41 per share. This communication is for informational purposes only and is not an offer to purchase SMG’s common stock, and this communication shall not constitute an offer to buy or exchange securities for any purpose from holders of SMG common stock. Any such offer, or solicitation of an offer, to purchase SMG common stock shall be separately communicated in a tender offer statement filed with the SEC and distributed to stockholders in accordance with applicable regulations of the SEC governing offers, and solicitations of offers, to buy or exchange securities.

The tender offer statement will contain important information about the SMG tender offer. Security holders should read carefully the tender offer statement to be filed by SMG with the SEC before they make any decision with respect to the tender offer because that document will contain important information, including the terms and conditions of the tender offer. The tender offer statement and all other documents filed with the SEC in connection with the tender offer will be available, as and when filed, free of charge at the SEC’s web site at www.sec.gov. In addition, the tender offer statement and all other documents filed with the SEC in connection with the tender offer will be made available to investors free of charge by contacting Continental Stock Transfer & Trust Company, at (917) 262-2378.

The tender offer is not being made nor will any tender of SMG common stock be accepted from or on behalf of holders in any jurisdiction in which the making of the offer or the acceptance of any tender would not be made in compliance with laws of such jurisdiction.

About SMG Indium Resources Ltd.

SMG Indium Resources Ltd. was formed under the laws of the State of Delaware on January 7, 2008. Since inception, our primary business purpose has been to stockpile indium, a specialty metal that is being increasingly used as a raw material in a wide variety of consumer electronics manufacturing applications. We also lent, leased and sold indium when management believed it was advantageous. In December 2013, our board of directors authorized management to sell our entire stockpile in 2014 based on prevailing market conditions. As a result, we currently do not anticipate purchasing any additional indium. Currently we have sold or have contracted to sell all of the indium held in our stockpile by December 31, 2014. As a result we will no longer be in the business of purchasing and selling indium. We have begun evaluating strategic options including the acquisition of a new line of business or the sale or full liquidation of the Company. However, there can be no assurance that we will enter into any such transaction, and if so, on terms favorable to us. For more information please contact: info@smg-indium.com###

This press release may contain certain statements of a forward-looking nature. Such statements are made pursuant to the “forward-looking statements” and “safe harbor” provisions within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward-looking statements. Actual results may vary significantly from these forward-looking statements.

CONTACT: Richard A. Biele, +1-212-984-0635